UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,967,795
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,967,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,967,795(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.7%
12.	Type of Reporting Person (See Instructions)

IN

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the Reporting Persons.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,967,795
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,967,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,967,795(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.7%
12.	Type of Reporting Person (See Instructions)

IA, OO

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the Reporting Persons.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		867,412
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		867,412
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

867,412(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

3.4%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 310,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		370,168
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		370,168
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

370,168 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.4%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 145,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital II, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		321,497
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		321,497
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

321,497 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.3%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 115,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Spartan, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		408,718
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		408,718
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

408,718 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.6%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 141,700 shares of Common Stock that may be acquired pursuant to options held by Osmium Diamond, LP.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 4, 2019, as amended on March 4, 2019, by the Reporting Persons (as amended from time to time, the “Schedule 13D”) relating to their beneficial ownership in Leaf Group Ltd. (“Leaf” or the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On March 12, 2019, the Reporting Persons submitted to the Issuer a letter regarding the Reporting Persons’ notice of intention to nominate three individuals—David D. Cathcart, Vladimir S. Jacimovic and Michael J. McConnell (collectively, the “Nominees”)—for election to the Board at the 2019 annual meeting of stockholders of the Issuer. A copy of the letter is attached hereto as Exhibit 3.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons entered into an agreement with each of the Nominees (the “Nomination Agreement”) whereby, among other things, each Nominee agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by the Reporting Persons in respect of the 2019 annual meeting of stockholders of the Issuer. Pursuant to the Nomination Agreement, each Nominee confirmed his consent to serve as a director, if nominated, and agreed not to acquire or dispose of any securities of the Issuer without the prior consent of the Reporting Persons. In addition, pursuant to the Nomination Agreement, the Reporting Persons agreed to defend and indemnify each Nominee against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board or otherwise arising in connection with the solicitation of proxies in support of their election. This description of the Nomination Agreement is qualified in its entirety by reference to the full text of the Nomination Agreement, the form of which is attached hereto as Exhibit 4 and is incorporated by reference herein.

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 3	Letter to Board of Directors, dated March 12, 2019.

Exhibit 4	Form of Nomination Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2019

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1

Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP on February 4, 2019).

Exhibit 2

Letter to Board of Directors, dated March 4, 2019 (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP on March 4, 2019).

Exhibit 3	Letter to Board of Directors, dated March 12, 2019.

Exhibit 4	Form of Nomination Agreement.